October 8, 2004



Mail-Stop 0408
Via Facsimile and U.S. Mail
Mr. Gary L. Nalbandian
Chief Executive Officer
Pennsylvania Commerce Bancorp, Inc.
P.O. Box 8599
Camp Hill, Pennsylvania 17001-8599

	Re:  Pennsylvania Commerce Bancorp, Inc. (the "Company")
                   Amendment No. 1 to Form S-1
                   File No. 333-118236
                   Filed October 1, 2004

Dear Mr. Nalbandian:

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Form S-1
Summary
Our Strategy- pages 2-3
1. Revise the first bullet to disclose if the company is committed to adding 2-6 new branches in each of the next 5 years as well as constructing a new headquarters to open in 2005 and, if so, indicate that commitment herein and in the MD&A capital resources section and, the expected source of the funds to pay for new branches as well as the headquarters. See Item 303(b) of Regulation S-K. Noting the expected opening in 2005 of the headquarters, advise the staff if any expenditure for this project have occurred through June 30, 2004 and, if so, advise as to the amount.

Risk Factors- page 8
General
2. Revise to add a risk factor with a caption such as "Investors will suffer immediate and substantial dilution" and disclose therein the significant dilution in book value per share as well as the percentage dilution.
3. Revise to add additional disclosure in the first risk factor regarding the costs associated with the new store openings, the headquarters construction and the source of funds for these items.

Loans Held for Sale  -  page 26
4. We note your revision to our prior comment no. 15. As previously requested, please disclose how and when you determine which loans are participated with Commerce and other financial institutions. You state in your response letter that this takes place when the amount of a loan exceeds the Company`s board`s comfort level or due to legal lending limits, however, this is not disclosed anywhere in your amended document. Please revise.






Loan Portfolio  -  page 42
5. We note your revision to our prior comment no. 19 in which we asked for a discussion of loan origination policies and procedures for each major loan type. Your revision was general in nature and only referred to consumer loans. Please revise to include a more robust discussion of the particular origination policies and procedures for each loan component.

Other
6. Please note the updating requirements of Article 3-12 of Regulation S-X.
7. Please include an updated consent of the independent accountants in your next amendment.

Underwriting
8. Confirm to the staff that the pricing amendment (Rule 424 filing) will disclose the actual number of shares sold by the underwriters, including those shares sold short.

Part II
Recent Sales
9. Noting the private placement during the pendancy of the Registration Statement, which indicates Section 4(2) was relied upon, and noting that general solicitation commences upon the filing of the Registration Statement, supplementally provide the staff with a legal analysis as to the authority for the offering. See the Black Box and Squadron, Ellenoff No-Action letters.

Closing Comment

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to John Spitz at (202) 942-1924 or John Nolan at (202) 942-1783. All other questions may be directed to Michael Clampitt at (202) 942-1772 or to me at (202) 942-1779.

						Sincerely,



						Barry McCarty
						Senior Counsel






Mr. G. Nalbandian
Pennsylvania Commerce Bancorp
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